Amendment No. 1 to
                                                            SEC File No. 70-9529

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM U-l

                                   APPLICATION

                                      UNDER

                   THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935 ("Act") (Name of company filing this statement and address of principal executive office)

                       Jersey Central Power & Light Company ("JCP&L")
                              2800 Pottsville Pike
                           Reading, Pennsylvania 19605

                                GPU, INC. ("GPU")
                (Name of top registered holding company parent of applicant)

Terrance G. Howson,                     Douglas E. Davidson, Esq.
Vice President and Treasurer            Berlack, Israels & Liberman LLP
Michael J. Connolly, Esq.               120 West 45th Street
Vice President - Law                    New York, New York 10036
GPU Service, Inc.
300 Madison Avenue
Morristown, New Jersey  07962

Scott L. Guibord, Secretary
Jersey Central Power & Light
Company
2800 Pottsville Pike
Reading, Pennsylvania  19605

                   (Names and addresses of agents for service)




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      JCP&L hereby amends its application on Form U-1, docketed in SEC File No.
70-9529,  as follows:
      1. By adding the following sentence between the first and second sentences of paragraph A of Item 1:
            "In addition, JCP&L hereby requests authority to form one or more additional wholly owned corporate subsidiaries which, if formed, will directly or indirectly own the Special Purpose Issuer."

      2. By replacing the first sentence of paragraph G of Item 1 with the following sentence:
            "On August 25, 1999, JCP&L filed a petition with the BPU seeking a bondable stranded costs rate order to authorize securitization of the stranded costs attributable to JCP&L's projected net investment in Oyster Creek at September 1, 2000, net of deferred income taxes and investment tax credits attributable to the plant in the amount of approximately $125 million."

      3. By replacing the third sentence of paragraph L of Item 1 with the following sentence:
            "The Special Purpose Issuer initially will be capitalized (at least 0.5% of the total principal amount of the transition bonds) through a direct or indirect capital contribution by JCP&L."

      4. By filing the following exhibits in Item 6:

                  H - Actual and pro forma capitalization table - to be filed by further amendment.

                  I     -     Proposed form of notice.

                                    SIGNATURE


      PURSUANT TO THE REQUIREMENTS OF THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, THE UNDERSIGNED COMPANY HAS DULY CAUSED THIS STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED THEREUNTO DULY AUTHORIZED.


                                 Jersey Central Power & Light Company



                                 By:/s/ T. G. Howson
                                  T. G. Howson
                                    Vice President and Treasurer



Date:     September 24, 1999